Gamehaus Holdings Inc.

May 6, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Kempf
Robert Littlepage
Charli Wilson
Matthew Derby

Re:	Gamehaus Holdings Inc.
Registration Statement on Form F-4
Filed April 4, 2024
File No. 333-278499

To Whom It May Concern:

This letter is in response to the letter dated April 29, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “Pubco,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-4 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 19

1. Please disclose here and elsewhere as appropriate, that you will be a "controlled company" under exchange listing rules after the offering, describe the corporate governance exemptions available to you and whether you plan to rely on such exemptions, and include a risk factor regarding the risks to investors of being a controlled company.

In response to the Staff’s comments, we have revised our disclosure on the cover page and page 36 of the Amended Registration Statement to (i) disclose that upon the completion of business combination, the Company will be a “controlled company” under Nasdaq listing rules, (ii) describe the corporate governance exemptions available to the Company, and (iii) disclose that the Company plans to rely on such exemptions. In addition, we have revised our disclosure on page 102 of the Amended Registration Statement to include a risk factor regarding the risks to investor of being a controlled company.

Unaudited Condensed Consolidated Financial Statements

Gamehaus, Inc. and Subsidiaries

Note 1. Organization and Business Description

Reorganization, page F-37

2. We note your response to prior comment 2. It remains unclear how your accounting for the acquisition of the equity interests in Kuangre SH, a transaction that occurred in February 2024, as if it was consummated in 2023 is in compliance with GAAP.

In response to the Staff’s comments, we have revised our disclosure on pages F-8, F-9, F-30, F-37, F-39 and F-60 of the Amended Registration Statement to further clarify the termination of the VIE Agreements and how we accounted for the termination of the VIE Agreements. The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the VIE Agreements.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entity under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, we accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

Exhibit 23.2

Consent of Audit Alliance LLP, page 23.2

3. Please file an auditors’ consent from Audit Alliance LLP that addresses the dual dating of its report.

In response to the Staff’s comments, we have filed an updated Exhibit 23.2 to the Amended Registration Statement that addresses the dual dating of Audit Alliance LLP’s report.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC